

March 30, 2010

Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re: Ministry Partners Investment Company, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 9, 2010**
> **File No. 333-163970**

Dear Mr. Dodson:

We have limited our review of your filing to those issues we have addressed in our comments and we have not conducted a review of the financial statements in the filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please tell us how the following statement on your website under "Invest with Confidence" can be reconciled with certain information in the prospectus: "Ministry Partners has never lost a single cent of principal or interest on any

loan." We note on page 41 that restructured loans comprised 8.2% your loan portfolio at September 30, 2009. We also note that restructured loans contain modifications to interest rates and/or principal payment terms that you would not normally offer to new borrowers.

2.   Please provide us with a copy of the Investors Information Package referenced on the "Find out More" page of your website.

Exhibit 5.1

3.   You may not assume the legality of the offer, issuance, sale, purchase, execution and delivery of the Notes. Please revise the legality opinion to remove assumption (i) in the third paragraph.

4.   You can limit reliance on the opinion with regard to purpose, but not person. Please revise.

Division of Trading and Markets Comment

        Our Division of Trading and Markets has the following comment based on your response to prior comment 13 in our letter dated January 19, 2010:

5.   Your response to prior comment 13 in your letter dated March 9, 2010 indicates that a description of the duties and compensation of your President, Mr. Bill Dodson, is set forth in the prospectus.

        The prospectus states that Mr. Dodson became your "president on May 8, 2006," that he "was elected Assistant Secretary in October 2007," that before joining you "he served as Vice President of Sales for California Plan of Church Finance, Inc., a registered broker-dealer," at which "he managed all aspects of a brokerage operation, which annually distributed to investors between $125 and $175 million of church mortgage bonds," that, "In the past, Mr. Dodson has held numerous securities and insurance licenses," and that, "He is a graduate of the Securities Industry Institute at the Wharton School, University of Pennsylvania."

        The prospectus also states that Mr. Dodson currently serves ex-officio on your board-appointed investment committee, which reviews your "investments, including loan purchases and dispositions," and that none of your "Managers currently receives compensation for services rendered as a Manager," although each "is entitled to be reimbursed for expenses incurred in performing duties on" your behalf. In addition, the prospectus states that, "An aggregate bonus amount of $70,700, $73,217 and $68,300 was paid to Mr. Dodson for the fiscal years

2009, 2008 and 2007, respectively," that you "contributed an aggregate amount of $24,066 for Mr. Dodson's 401(k) retirement plan, medical benefits and life and disability insurance for 2009," and that, "In 2008, Mr. Dodson received a long-term incentive award that he earned as a participant in the ECCU Long-Term Incentive plan," and that, "Mr. Dodson's award was earned for the year ending December 31, 2006, but did not vest until his service as an ECCU leased employee was terminated effective as of December 31, 2007."

Further, the prospectus states that, with the restructuring of your "employee leasing arrangements with ECCU, Mr. Dodson became fully vested in his long-term incentive award and entitled to receive this payment," that, "As provided under [your] leasing and administrative services agreement with ECCU, [you were] responsible for making this payment," and that, "The incentive award was fully paid by the end of 2008." Moreover, the prospectus states that you "contributed an aggregate amount of $21,943 for Mr. Dodson's 401(k) retirement plan, medical benefits and life and disability insurance for 2008," that, "For fiscal year 2007, [you] contributed $23,433 for Mr. Dodson's 401(k) retirement plan, medical benefits, and life and disability insurance," and that, "In addition, Mr. Dodson received sales compensation of $26,384, a retirement benefit of $9,114 and other benefit allowances of $4,155."

Please describe all of Mr. Dodson's current and former duties for you other than the review of your investments as an ex-officio on your investment committee. Also, please explain the prospectus's statement that none of your "managers currently receives compensation for services rendered as a Manager," and this statement's current and former applicability to Mr. Dodson. In addition, please describe the relevance of Mr. Dodson's securities industry experience to his work for you, the services for which Mr. Dodson received bonus compensation in 2007, 2008 and 2009, and the services for which he received sales compensation in 2007.

Your letter also indicates that the duties of your Director of Investor Relations and Relationship Development Officer consist largely of soliciting investors, soliciting investment intermediaries and otherwise promoting the distribution of your investment products, and that approximately 90% of their bonus compensation is related to the success of their securities sales efforts. Please identify your Director of Investor Relations and Relationship Development Officer and disclose their total bonus compensation for each year or partial year since the beginning of their employment with you. Also please explain why we should agree with your assertion that Mr. Dodson, your Director of Investor Relations, and Registrant's Relationship Development Officer were able to rely on Rule 3a4-1 under the Securities Exchange Act of 1934, given that they appear to have actively solicited investors and received compensation based either directly or indirectly on transactions in your investment products.

In addition, your letter indicates that you have a fourth employee who "performs only non-sales related clerical and administrative duties in support of sales and investor relations." Please identify this employee and provide a detailed description of his or her duties and compensation.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst